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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MURPHY OIL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

626717102

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 626717102

1.	Name of Reporting Person: BancorpSouth, Inc.		I.R.S. Identification Nos. of above persons (entities only): 64-0659571

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,164,184

		6.	Shared Voting Power: 2,581,940

		7.	Sole Dispositive Power: 98,798

		8.	Shared Dispositive Power: 4,647,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,746,124(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%

12.	Type of Reporting Person (See Instructions): HC

Footnotes:

(1) The shares reported hereunder by the reporting person are held in various trust accounts administered by a wholly-owned subsidiary of the reporting person. The reporting person expressly disclaims beneficial ownership of any securities covered by this statement.

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13G

Item 1.
	(a)	Name of Issuer:
Murphy Oil Corporation
	(b)	Address of Issuer's Principal Executive Offices:
200 Peach Street El Dorado, Arkansas 71730

Item 2.
	(a)	Name of Person Filing:
BancorpSouth, Inc.
	(b)	Address of Principal Business Office or, if none, Residence:
One Mississippi Plaza 201 South Spring Street Tupelo, Mississippi 38804
	(c)	Citizenship:
Mississippi
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
626717102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
(See Item 9 of each cover page hereto)
(b) Percent of class:
5.2%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
2,164,184
(ii) Shared power to vote or to direct the vote:
2,581,940
(iii) Sole power to dispose or to direct the disposition of:
98,798
(iv) Shared power to dispose or to direct the disposition of:
4,647,326
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Beneficiaries of various trusts of which a subsidiary of the filing person is a trustee have the right to receive the receipt of dividends from, or the proceeds from the sale of, certain shares of the common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 1 hereto.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

Company Name(s):

BANCORPSOUTH, INC.

By:	/s/ Cathy S. Freeman
Name:	Cathy S. Freeman
Title:	First Vice President and Corporate Secretary

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